BREADBELLY LLC
Preliminary Profit & Loss
Before Depreciation & Amortization
January through May 2024
Unaudited, NOT Reviewed or Compiled

	Jan - May 24
Ordinary Income/Expense	
Income	
Grant	$2,500.00
Sales	308,197.08
Sales Non-Taxable	432,594.43
Total Income	743,291.51
Cost of Goods Sold	
Cost of Goods Sold	176,382.65
Total COGS	176,382.65
Gross Profit	566,908.86
Expense	
Automobile Expense	457.41
Bank Service Charges	25,585.50
Contract Labor	8,500.00
Dues and Subscriptions	525.98
Equipment < $2500	2,752.00
Equipment Leasing/Rental	4,660.27
Gifts	5,918.11
Insurance Expense	18,741.50
Interest Expense	174.53
Internet	325.00
Job Listing	585.00
Legal Fees	570.00
Licenses and Permits	4,829.00
Meals & Dining	2,271.57
Office Supplies	2,316.76
Parking	18.69
Payroll Expenses	252,368.67
Payroll Service Fee	569.00
Payroll Tax Expenses	28,541.66
Pest control	846.00
Postage	134.00
Printing	124.86
Professional Fees	7,475.00
Rent Expense	17,500.00
Rent Office	15,000.00
Repairs and Maintenance	212.50
Security	100.00
Supplies	34,896.43
Taxes	1,819.77
Telephone Expense	856.00
Temporary Labor	400.00

BREADBELLY LLC
Preliminary Profit & Loss
Before Depreciation & Amortization
January through May 2024
Unaudited, NOT Reviewed or Compiled

Training	110.00
Travel	573.60
Uniforms	4,222.70
Utilities	17,843.92
Total Expense	461,825.43
Net Ordinary Income	105,083.43
Other Income/Expense	
Other Income	
Interest Income	305.60
Tips Collected	73,011.11
Tips Paid Out	(72,984.72)
Total Other Income	331.99
Other Expense	
Non Deductible Expenses	80.00
Total Other Expense	80.00
Net Other Income	251.99
Net Income	**$105,335.42**

BREADBELLY LLC
Preliminary Balance Sheet
Before Depreciation & Amortization
As of May 31, 2024

	May 31, 24
ASSETS	
Current Assets	
Checking/Savings	
First Internet Bank	$27,408.78
Technology Credit Union	26.03
Wells Fargo Checking 1147	48,369.83
Wells Fargo Saving 1990	10,128.22
Total Checking/Savings	85,932.86
Other Current Assets	
A-R	(224.81)
A/R-Toast	8,740.33
A/R - Square credit card	272.78
Cash Receivable Square	70.25
Cash Receivable Toast	1,791.00
Prepaid State Tax	934.00
Total Other Current Assets	11,583.55
Total Current Assets	97,516.41
Fixed Assets	
2018 Equipment	84,915.94
2018 Equipment A/D	(71,015.00)
2018 Furniture	24,692.64
2018 Furniture A/D	(20,650.00)
2018 Goodwill	53,601.89
2018 Goodwill A/D	(19,950.00)
2018 Leasehold Improvements	25,478.20
2018 Leasehold Improvements A/D	(10,997.00)
2019 Fixed Assets	4,653.43
2019 Fixed Assets A/D	(4,653.43)
2019 Furniture	4,003.51
2019 Furniture A/D	(4,003.51)
2019 Improvements	7,582.50
2019 Improvements A/D	(962.00)
2021 Fixed Assets	15,977.16
2022 Fixed Assets	0.00
2023 Fixed Assets	6,446.36
2024 Fixed Assets	24,155.80
Pier 70 Improvements	(6,320.50)
Total Fixed Assets	112,955.99
Other Assets	
Clement St. Security Deposit	3,750.00
Pier70 Security Deposit	24,775.20
Total Other Assets	28,525.20
TOTAL ASSETS	**238,997.60**

BREADBELLY LLC
Preliminary Balance Sheet
Before Depreciation & Amortization
As of May 31, 2024

	May 31, 24
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	27,647.57
Total Accounts Payable	27,647.57
Credit Cards	
Credit Card	5,089.72
First Bankcard 3610	7,498.39
First Bankcard 8854	2,763.33
First Bankcard 9403	60.94
Total Credit Cards	15,412.38
Other Current Liabilities	
Gift Card Payable	9,388.53
Sales Tax Payable	5,551.00
Total Other Current Liabilities	14,939.53
Total Current Liabilities	57,999.48
Long Term Liabilities	
Loan from m2 Equipment Finance	17,622.11
Loan from m2 Equipment Finance1	11,971.33
Total Long Term Liabilities	29,593.44
Total Liabilities	87,592.92
Equity	151,404.68
TOTAL LIABILITIES & EQUITY	**$238,997.60**

BREADBELLY LLC
Statement of Cash Flows
January through May 2024
Unaudited, NOT Reviewed or Compiled of Cash Flows

	Jan - May 24
OPERATING ACTIVITIES	
Net Income	$105,335.42
Adjustments to reconcile Net Income	
to net cash provided by operations:	
A-R	224.81
A/R-Toast	19,431.90
A/R - Square credit card	(272.78)
Cash Receivable Square	(70.25)
Cash Receivable Toast	(92.00)
Prepaid Pass Through Tax	(223.00)
Prepaid State Tax	(800.00)
Shopify Receivable	208.04
Accounts Payable	4,483.88
Credit Card:WF Credit Card 0282	164.29
Credit Card:WF Credit Card 6842	1,694.85
Credit Card:WF Credit Card 9599	168.69
First Bankcard 3610	1,481.48
First Bankcard 8854	1,437.85
First Bankcard 9403	34.92
Gift Card Payable	1,542.25
Payroll Tax Liabilities	(26,009.94)
Sales Tax Payable	1,129.00
Net cash provided by Operating Activities	109,869.41
INVESTING ACTIVITIES	
2024 Fixed Assets:2024 Equipment	(7,065.00)
2024 Fixed Assets:2024 Equipment1	(12,590.80)
2024 Fixed Assets:2024 Furniture	(4,500.00)
Pier 70 Improvements:2024 Pier 70 Improvement	(12,037.50)
Pier 70 Improvements:Landlord	27,344.31
Net cash provided by Investing Activities	(8,848.99)
FINANCING ACTIVITIES	
Loan from m2 Equipment Finance	(3,650.00)
Loan from m2 Equipment Finance1	11,971.33
Clement Draws	(30,247.52)
James Draws	(30,247.52)
Katherine Draws	(30,247.53)
Net cash provided by Financing Activities	(82,421.24)
Net cash increase for period	18,599.18
Cash at beginning of period	67,333.68
Cash at end of period	**$85,932.86**